SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

644398109
(CUSIP Number)

Richard Stride
Longkloof Limited
c/o Stonehage Trust Holdings (Jsy) Ltd
Sir Walter Raleigh House, 48-50 Esplanade, St. Helier, Jersey, JE1 4HH
(tel): +44 1534 823 077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Longkloof Limited; EIN# 98-0654770
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,921,000
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	1,921,000
	10.	SHARED DISPOSITIVE POWER	-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		12.1% of Common Stock
14.	TYPE OF REPORTING PERSON (See Instructions) IV

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mile End Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒ Not Applicable
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	403,731
	8.	SHARED VOTING POWER	-
	9.	SOLE DISPOSITIVE POWER	403,731
	10.	SHARED DISPOSITIVE POWER	-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,324,731
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		12.1% of Common Stock
14.	TYPE OF REPORTING PERSON (See Instructions) IV

Explanatory Note

The purpose of this Amendment No. 2 (the “Amendment”) to Schedule 13D relating to shares of common stock, $0.0001 par value per share, of New Frontier Media, Inc. (the “Issuer”) is to amend and update certain information set forth in the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on September 27, 2010 (the “Amended Filing”). Except as described herein, the information contained in the Amended Filing has not been updated or amended.  Each capitalized term used but not defined herein has the meaning ascribed to such term in the Amended Filing.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons expended an aggregate of USD $4,023,122 using their respective working capital to acquire the beneficial ownership of the Shares described herein.

The aggregate purchase price of the additional 81,000 shares purchased on February 15 and 16, 2011, respectively was approximately $172,268, including brokerage commissions.  The foregoing shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as follows:

Shares of Common Stock Purchased	Price per Share (USD)	Date of Purchase

59,527	$2.122	February 15, 2011

21,473	$2.140	February 16, 2011

Item 5.       Interest in Securities of the Issuer.

(a)           Longkloof is the beneficial owner of 1,921,000 shares of the Company’s common stock, which represents approximately 10% of the issued and outstanding shares of the Company’s common stock.  Mile End is the beneficial owner of 403,731 shares of the Company’s common stock, which represents 2.1% of the issued and outstanding shares of the Company’s common stock.  An individual who is affiliated with Mile End also serves as an executive Board member of the holding company of Longkloof and, consequently, Longkloof may be deemed to have voting control and investment discretion over securities owned by Mile End.  Accordingly, as of the date of this filing, Longkloof may be deemed to be beneficial owners of 2,324,731 shares of the Company’s common stock, which represents approximately 12.1% of the outstanding shares of the Company’s common stock. The calculation of the foregoing percentage is on the basis of 19,201,018 shares of the Company’s common stock outstanding as of the date of this filing.  The foregoing should not be construed in and of itself as an admission by Longkloof as to beneficial ownership of the shares held by Mile End.

(b)           Each Longkloof and Mile End has sole voting and dispositive power with respect to the shares of the Company’s common stock it holds.

(c)           Except with respect to the transactions reported herein, neither Longkloof nor Mile End has effected any transactions in the Company’s common stock in the past 60 days.

(d)           To the best of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons and subject of this filing.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longkloof Limited, a Jersey limited liability company

Dated: February 23, 2011	By:	/s/ Beamont (Directors) Limited,
a Jersey incorporated entity, corporate director

By:	/s/ Cora Binchy
Name: Cora Binchy
Title: Director of the corporate director

By:	/s/ Karen Oliver
Name: Karen Oliver Title: Director of the corporate director

Mile End Limited, a British Virgin Islands limited liability company

Dated: February 23, 2011	By:	/s/ Chaumont (Directors) Limited,
a British Virgin Islands company, corporate director

By:	/s/ Karen Oliver
Karen Oliver
Director of the corporate director

By:	/s/ Cora Binchy
Cora Binchy
Director of the corporate director